Mail Stop 3561

February 20, 2007

Bob Dietrich, Director
Solvis Group, Inc.
6185 Paseo Del Norte, Suite 200A
Carlsbad, CA 92011

      Re: Solvis Group, Inc.
                Item 4.01 Form 8-K
                Filed February 5, 2007
                File No. 0-30443

Dear Mr. Dietrich:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. In the first paragraph of your disclosure, please clarify the date you were informed by your former accountant of the matters noted. We note different dates in paragraphs (1)(i) and (2).

2. We note your disclosure that you recently engaged your former accountant (Pohl, McNabola, Berg & Co., LLP). The disclosure should also state whether during your two most recent fiscal years and any subsequent interim period through the date of change in certifying accountant there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused to make reference to the subject matter

of the disagreement(s) in connection with its reports. If the former accountant was engaged for a shorter period, your disclosure should state the date of the engagement of the former accountant and address whether there were any disagreements from the date of engagement through the date of termination or resignation. Please refer to Item 304(a)(1)(iv) of Regulation S-B and revise accordingly.

3. Please obtain and file an Exhibit 16 letter from the former accountants stating whether the former accountant agrees with your revised Item 304 disclosures, or the extent to which the accountant does not agree.

4. We note that Weinberg & Company, P.A. was previously engaged as your independent accountant to audit your financial statements and that you recently engaged Pohl, McNabola, Berg & Co., LLP as your new independent accountant. It appears that an Item 4.01 Form 8-K report has not been filed to report this previous change in your certifying accountant. Please file a separate Item 4.01 Form 8-K and provide the disclosures required by Item 304 of Regulation S-B, including the required letter from the former accountant (Weinberg & Company, P.A.).

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Raquel Howard at (202) 551-3291.

Sincerely,

Raquel Howard
Staff Accountant